Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 23-I dated February 22, 2012

02-#19-2012-R
Term Sheet to
Product Supplement No. 23-I
Registration Statement No. 333-177923
Dated March 14, 2012; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Return Notes Linked to a Weighted Basket Consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index due September 20, 2012

General

- Notwithstanding anything to the contrary in the accompanying product supplement no. 23-I, the payment at maturity will be reduced by a Deduction Amount of $5.00 per $1,000 principal amount note. Accordingly, the description of the payment at maturity set forth below, which reflects the Deduction Amount, supersedes the description of the payment at maturity set forth in the accompanying product supplement.
- The notes are designed for investors who seek exposure to a weighted basket consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index, subject to the Deduction Amount. Investors should be willing to forgo interest payments and, if the Basket Factor decreases or does not increase sufficiently to offset the Deduction Amount, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The level of each Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "index fee") and (b) a "daily rebalancing adjustment amount" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the index fee, the rebalancing adjustment factor is not a per annum fee. **The level of each Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the synthetic long position and, if applicable, the contingent synthetic short position in the relevant VIX futures contracts, determined based on the official settlement prices of the relevant VIX futures contracts, is not sufficient to offset the daily deduction of the index fee and the daily rebalancing adjustment amount.** See "Selected Risk Considerations — The Daily Rebalancing Adjustment Amount Is Likely To Have a Substantial Adverse Effect on the Level of Each Index Over Time" below.
- The daily rebalancing adjustment amount is intended to approximate the "slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the applicable Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.
- After the pricing date, the Basket is rebalanced periodically on each Basket Rebalancing Date and is subject to the deduction of a Basket Rebalancing Adjustment Factor on each Basket Rebalancing Date that is applied to the weighted average of the percentage deviation of the performance of each Index from the performance of the Basket since the immediately preceding Basket Rebalancing Date. **The value of the notes will be adversely affected if the performance of the Basket is not sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment.** See "Selected Risk Considerations — The Basket Rebalancing Adjustment Will Have an Adverse Effect on the Performance of the Basket Over Time" below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 20, 2012[†]
- The notes will be sold in minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about March 15, 2012 and are expected to settle on or about March 20, 2012.
- The notes will not be listed on any securities exchange.
- The terms of the notes as set forth in "Additional Key Terms" in this term sheet, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 23-I, supersede the terms set forth in product supplement no. 23-I. In particular, on any Valuation Date occurring on or prior to the second Basket Rebalancing Date, the Index Factor for each Index will be determined based, in part, on the applicable Index Strike Level, which may not be the Index closing level on the pricing date. See "Additional Key Terms — Index Factor" and "Additional Key Terms — Index Strike Level" for additional information.

Key Terms

Basket:	The Basket will be composed of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index (each, an "Index" and collectively, the "Indices").
The Indices:	The J.P. Morgan Strategic Volatility Index (the "Strategic Volatility Index") (Bloomberg Ticker Symbol "JPUSSTVL") and the J.P. Morgan Strategic Volatility Systematic Long Index (the "Strategic Volatility Long Index") (Bloomberg Ticker Symbol "JPUSSTSL"). For more information about each Index, please see "The Indices" in this term sheet.
Principal Amount:	$1,000
Payment at Maturity:	For each $1,000 principal amount note you will receive at maturity a cash payment calculated as follows:

$$(\$1{,}000 \times \text{the Basket Factor as of the Final Valuation Date}) - \text{Deduction Amount}$$

If the amount calculated above is less than zero, the payment at maturity will be $0.

The return on your initial investment at maturity will be reduced by the Deduction Amount and will also reflect the deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index and the periodic deduction of the Basket Rebalancing Adjustment. Because the Index closing level of each Index reflects the daily deduction of the index fee and the daily rebalancing adjustment amount, the level of each Index will decrease if the performance of the synthetic position(s) in VIX futures contracts included in that Index, based on their official settlement prices, is not sufficient to offset the deduction of the index fee and the daily rebalancing adjustment amount. In addition, the Basket Rebalancing Adjustment will have an adverse effect on your payment at maturity, and the performance of the Basket may not be sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment. You will lose some or all of your initial investment at maturity if, between the pricing date and the Final Valuation Date, the Basket Factor decreases or does not increase sufficiently to offset the Deduction Amount.

Deduction Amount:	$5.00 per $1,000 principal amount note, which is equal to $1,000 × 0.50%
Additional Key Terms:	See "Additional Key Terms" below.

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 23-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing and managing such hedge and for maintaining each Index during the term of the notes through, among other things, the daily rebalancing adjustment amount and the Basket Rebalancing Adjustment. For additional related information, please see "Use of Proceeds and Hedging" on page PS-26 of the accompanying product supplement no. 23-I.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on current market conditions on the pricing date. In no event will this JPMS commission exceed $5.00 per $1,000 principal amount note. The Deduction Amount of $5.00 per $1,000 principal amount note will be used by us to recover this JPMS commission.

JPMS, as an agent, will also receive the aggregate profits generated from the deduction of the index fee of 0.75% per annum to cover ongoing payments related to the distribution of the notes and as a structuring fee for developing the notes. Payments constituting underwriting compensation will not exceed a total of 8% of offering proceeds. See "Selected Purchase Considerations — Return Linked to an Unequally Weighted Basket Consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index" in this term sheet and "Plan of Distribution (Conflicts of Interest)" beginning on page PS-66 of the accompanying product supplement no. 23-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 23-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 23-I dated February 22, 2012. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 23-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 23-I dated February 22, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000089109212001122/e47466_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Basket Factor:	The Basket Factor is initially set equal to 1.0 on the pricing date. On any other Valuation Date, the Basket Factor is calculated as follows:
	Basket Factor as of the immediately preceding Basket Rebalancing Date × (1 + Basket Performance as of that Valuation Date – Basket Rebalancing Adjustment as of that Valuation Date)
Basket Performance:	The Basket Performance on any Valuation Date is calculated as follows:
	Index Weight$_1$ × (Index Factor$_1$ as of that Valuation Date – 1) + Index Weight$_2$ × (Index Factor$_2$ as of that Valuation Date – 1)
Index Weight:	65% for the Strategic Volatility Index ("Index Weight$_1$") and 35% for the Strategic Volatility Long Index ("Index Weight$_2$")
Index Factor:	On any Valuation Date occurring on or prior to the second Basket Rebalancing Date, each of the Index Factor for the Strategic Volatility Index ("Index Factor$_1$") and the Index Factor for the Strategic Volatility Long Index ("Index Factor$_2$") will be calculated as follows:

$$\frac{\text{Index closing level as of that Valuation Date}}{\text{Index Strike Level}}$$

On any Valuation Date occurring after the second Basket Rebalancing Date, each Index Factor will be calculated as follows:

$$\frac{\text{Index closing level as of that Valuation Date}}{\text{Index closing level as of the immediately preceding Basket Rebalancing Date}}$$

Index Strike Level:	With respect to each Index, a level to be determined on the pricing date in the sole discretion of the Note Calculation Agent. **The Index Strike Levels of each Index may or may not be the regular official Index closing level of that Index on the pricing date.** Although the Note Calculation Agent will make all determinations and will take all actions in relation to the establishment of the Index Strike Levels in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The Note Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Index Strike Levels, that might affect the value of your notes.

Basket Rebalancing Adjustment:	The Basket Rebalancing Adjustment on any Valuation Date is equal to the product of:
	(a) the Basket Rebalancing Adjustment Factor *and*
	(b) the sum of:
	(i) Index Weight$_1$ × the absolute value of [Index Factor$_1$ as of that Valuation Date / (1 + the Basket Performance as of that Valuation Date) − 1] *and*
	(ii) Index Weight$_2$ × the absolute value of [Index Factor$_2$ as of that Valuation Date / (1 + the Basket Performance as of that Valuation Date) − 1],
	provided that the Basket Rebalancing Adjustment on any Valuation Date that is (a) not a Basket Rebalancing Date or (b) the Final Valuation Date (if it is a Basket Rebalancing Date) will be equal to 0.
Basket Rebalancing Adjustment Factor:	0.50%
Valuation Date(s)[†]:	Each Index Business Day from and including the pricing date to and including the Final Valuation Date
Index Business Day:	Each day that is both an Index Business Day with respect to the Strategic Volatility Index as defined in the rules for the Indices and an Index Business Day with respect to the Strategic Volatility Long Index as defined in the rules for the Indices. For more information about the rules for the Indices, please see "The Indices" in the accompanying product supplement no. 23-I.
Basket Rebalancing Dates[†]:	March 15, 2012 (the pricing date), April 30, 2012, May 31, 2012, June 29, 2012, July 31, 2012 and August 31, 2012
Final Valuation Date[†]:	September 17, 2012
Maturity Date[†]:	September 20, 2012
Note Calculation Agent:	J.P. Morgan Securities LLC ("JPMS"), an affiliate of ours
Index Calculation Agent:	J.P. Morgan Securities Ltd. ("JPMSL"), an affiliate of ours
CUSIP:	48125VPD6

[†] Subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 23-I

The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

The Indices

Each Index is a synthetic, rules-based proprietary index developed and maintained by JPMSL. The level of the Strategic Volatility Index is published each trading day under the Bloomberg ticker symbol "JPUSSTVL." The Strategic Volatility Index was created on July 30, 2010, and therefore has limited historical performance. The level of the Strategic Volatility Long Index is published each trading day under the Bloomberg ticker symbol "JPUSSTSL." The Strategic Volatility Long Index was created on July 30, 2010, and therefore has limited historical performance.

The Strategic Volatility Index is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts (each, a "VIX futures contract" and together, "VIX futures contracts") on the CBOE Volatility Index® (the "VIX Index"), where the synthetic long position and, when activated, the synthetic short position, after being established initially in the second-month VIX futures contract or the first-month VIX futures contract, respectively, are rolled throughout each month as described below. The Strategic Volatility Long Index is essentially the same as the Strategic Volatility Index, except that it does not have a contingent short position in VIX futures contracts. The VIX Index is a benchmark index designed to measure the market price of volatility in large cap U.S. stocks over 30 days in the future. The calculation of the spot level of the VIX Index is based on prices of put and call options on the S&P 500® Index. Futures on the VIX Index allow investors the ability to invest in forward volatility based on their view of the future direction of movement of the VIX Index.

Each Index is a rolling index, which rolls throughout each month. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index. As described in more detail below, the synthetic long position is maintained by synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically buying futures contracts on the VIX Index on a daily basis that specify cash settlement on a later date. On the other hand, with respect to the Strategic Volatility Index, the synthetic short position, when activated, is maintained by synthetically buying VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a later date. This process is known as "rolling" a futures position.

The synthetic long position rolls throughout each month from the second-month VIX futures contract into the third-month VIX futures contract. When activated, the synthetic short position with respect to the Strategic Volatility Index rolls throughout each month from the first-month VIX futures contract into the second-month VIX futures contract. One of the effects of daily rolling is to maintain a specified weighted average maturity for the underlying VIX futures contracts. The weighted average maturity for the VIX futures contracts underlying the synthetic long position is approximately two months on any day and for the VIX futures contracts underlying the synthetic short position, if applicable, is approximately one month on any day.

With respect to the Strategic Volatility, exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Index Business Day (as defined in the accompanying product supplement) if the level of the VIX Index for each of the three immediately preceding Index Business Days was less than the rolling, weighted average of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position, as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Index Business Day if the level of the VIX Index for each of the three immediately preceding Index Business Days was greater than or equal to the rolling, weighted average of the first-month and second-month VIX futures contracts included in the synthetic short position, as long as the exposure to the synthetic short position is greater than 0%. On any Index Business Day for which these conditions are not met, the synthetic short position will not be increased or decreased.

Because, at a minimum, eight Index Business Days will elapse from a change in the relative level of the VIX Index and the weighted average price of the relevant VIX futures contracts before the synthetic short position can be fully activated or deactivated, the Strategic Volatility Index is subject to a time lag. See "Selected Risk Considerations — Due to the Time Lag Inherent in the Strategic Volatility Index, the Exposure to the Synthetic Short Position May Not Be Adjusted Quickly Enough in Response to a Change in Market Conditions for the Investment Strategy on which the Strategic Volatility Index Is Based To Be Successful" below.

Each Index aims to provide a synthetic long exposure to VIX futures contracts with a weighted average maturity of approximately two months. A synthetic long position may not generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price at which the synthetic sale of the second-month VIX futures contract would take place, thereby creating a negative "roll yield."

To address the potential for a negative roll yield when VIX futures contracts are in contango, the Strategic Volatility Index seeks to progressively activate a synthetic short position in VIX futures contracts with a weighted average maturity of approximately one month when the market for the relevant VIX futures contracts is in contango. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price at which the synthetic purchase of the first-month VIX futures contract would take place, thereby creating a positive "roll yield," which is intended to offset the negative roll yield generated by the synthetic long position. If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position would create a negative roll yield. By contrast, the Strategic Volatility Long Index does not include any synthetic short position in VIX futures contracts and therefore will not benefit from any positive roll yield from any synthetic short position in VIX futures contracts.

No assurance can be given that either Index's strategy will be successful or that either Index will generate positive returns. See "Selected Risk Considerations" below.

On each Index Business Day, the calculation of each Index reflects the deduction of (a) an adjustment factor of 0.75% per annum and (b) a daily rebalancing adjustment amount that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the adjustment factor, the rebalancing adjustment factor is not a per annum fee. The daily rebalancing adjustment amount is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the applicable Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.

For more information about the Indices, VIX futures contracts and the VIX Index, please see "The Indices," "Background on Futures Contracts on the CBOE Volatility Index®" and "Background on the CBOE Volatility Index®," respectively, in the accompanying product supplement.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to obtain an uncapped return at maturity linked to the weighted performance of each Index (which will reflect the daily deduction of the index fee, the daily rebalancing adjustment amount and the periodic deduction of the Basket Rebalancing Adjustment), which will be reduced by the Deduction Amount. The notes are not subject to a predetermined maximum return and, accordingly, any return will be based on the weighted performance of each Index (which will reflect the daily deduction of the index fee, the daily rebalancing adjustment amount and the periodic deduction of the Basket Rebalancing Adjustment) and the Deduction Amount. **Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **RETURN LINKED TO AN UNEQUALLY WEIGHTED BASKET CONSISTING OF THE J.P. MORGAN STRATEGIC VOLATILITY INDEX AND THE J.P. MORGAN STRATEGIC VOLATILITY SYSTEMATIC LONG INDEX** — The Strategic Volatility Index has a 65% weight and the Strategic Volatility Long Index has a 35% weight in the Basket, which is rebalanced periodically. The return on the notes is linked in part to the Strategic Volatility Index, which seeks to replicate the returns from combining a long position and a contingent short position in futures contracts on the VIX Index. The return on the notes is also linked in part to the Strategic Volatility Long Index, which seeks to replicate the returns from a long position in futures contracts on the VIX Index. The level of each Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "index fee") and (b) a "daily rebalancing adjustment amount" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the adjustment factor, the rebalancing adjustment factor is not a per annum fee. See "The Indices" above and in the accompanying product supplement no. 23-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 23-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any

income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not guarantee any return of principal on, or prior to, the Maturity Date. Investing in the notes is not equivalent to investing directly in the Basket, either Index or any of its component futures contracts. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 23-I dated February 22, 2012. *You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.*

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your initial investment. The return on your initial investment will be reduced by the Deduction Amount and will also reflect the performances of the Indices, each of which reflects the daily deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index, and the periodic deduction of the Basket Rebalancing Adjustment. Please see "— You May Receive Less Than Your Initial Investment Due to the Deduction Amount, the Index Fee, the Daily Rebalancing Adjustment Amount and the Basket Rebalancing Adjustment." You will lose some or all of your initial investment at maturity if, between the pricing date and the Final Valuation Date, the Basket Factor decreases or does not increase sufficiently to offset the Deduction Amount.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **YOU MAY RECEIVE LESS THAN YOUR INITIAL INVESTMENT DUE TO THE DEDUCTION AMOUNT, THE INDEX FEE, THE DAILY REBALANCING ADJUSTMENT AMOUNT AND THE BASKET REBALANCING ADJUSTMENT** — Because the Index closing level of each Index reflects the daily deduction of the index fee and the daily rebalancing adjustment amount, the level of each Index will decrease if the performance of the synthetic position(s) in VIX futures contracts included in that Index, based on their official settlement prices, is not sufficient to offset the deduction of the index fee and the daily rebalancing adjustment amount. Please see "— The Daily Rebalancing Adjustment Amount Will Have a Substantial Adverse Effect on the Level of Each Index Over Time" below for more information. In addition, the Basket Rebalancing Adjustment will have an adverse effect on your payment at maturity, and the performance of the Basket may not be sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment. Please see "— The Basket Rebalancing Adjustment Will Have an Adverse Effect on the Performance of the Basket Over Time" below for more information. Moreover, at maturity your payment on the notes will be reduced by a Deduction Amount of $5.00 per $1,000 principal amount note. If, between the pricing date and the Final Valuation Date, the Basket Factor decreases or does not increase sufficiently to offset the Deduction Amount, you will lose some or all of your initial investment at maturity.

- **THE DAILY REBALANCING ADJUSTMENT AMOUNT IS LIKELY TO HAVE A SUBSTANTIAL ADVERSE EFFECT ON THE LEVEL OF EACH INDEX OVER TIME** — Unlike the index fee, the rebalancing adjustment factor, which is used to calculate the daily rebalancing adjustment amount, is not a per annum fee. The daily rebalancing adjustment amount is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position.

The daily rebalancing adjustment amount, which is deducted from the level of each Index each day, is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the applicable Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract. However, the actual slippage costs that would be incurred if a professional investor were to seek to replicate such a portfolio may be higher or lower than the daily rebalancing adjustment amount used in the calculation of each Index.

For example, for the Strategic Volatility Index, assuming that (a) the level of the VIX Index is equal to or less than 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) and (b) the synthetic short position is fully activated, the performance of the Strategic Volatility Index would be lower by 0.80% over a one-month roll period (or lower by 9.60% over the course of a year) as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the index fee but without accounting for a deduction of a daily rebalancing adjustment amount.

When the level of the VIX Index is greater than 35, the rebalancing adjustment factor will be greater than 0.20% and can be up to 0.50% per day. In this case, the impact on the performance of each Index due to the daily rebalancing adjustment amount will be substantially greater. For example, for the Strategic Volatility Index, if the level of the VIX Index is greater than 70 (which corresponds to the highest rate of 0.50% per day for the rebalancing adjustment factor) and the synthetic short position is fully activated, the performance of the Strategic Volatility Index would be lower by 2.0% over a one-month roll period as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the index fee, without accounting for a deduction of a daily rebalancing adjustment amount. However, the VIX Index historically has not remained at such elevated levels for more than a few days, weeks or months at a time. Nevertheless, we cannot provide any assurance that the VIX Index will consistently remain at or below 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) over the term of the notes.

In addition, for the Strategic Volatility Index, on days on which the amount of the exposure to the synthetic short position is adjusted (which adjustments occur in increments of 20% per day), in determining the daily rebalancing adjustment amount, the rebalancing adjustment factor of between 0.20% and 0.50% per day is effectively applied to an amount of up to twice the change in the exposure to the synthetic short position. Therefore, a change in the exposure to the synthetic short position will also result in a substantial increase in the daily rebalancing adjustment amount for the Strategic Volatility Index.

While the amount of the daily rebalancing adjustment amount for each Index cannot be predicted with certainty, the daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of each Index over time. For more information about the daily rebalancing adjustment amount for each Index, see "The Indices — II. Calculation and Publication of Index Levels — B. Calculation of Index Levels — iii. The Rebalancing Adjustment Factor" in the accompanying product supplement.

- **THE BASKET REBALANCING ADJUSTMENT WILL HAVE AN ADVERSE EFFECT ON THE PERFORMANCE OF THE BASKET OVER TIME** — After the pricing date, the Basket is rebalanced periodically on each Basket Rebalancing Date and is subject to the deduction of a Basket Rebalancing Adjustment Factor on each Basket Rebalancing Date that is applied to the weighted average of the percentage deviation of the performance of each Index from the performance of the Basket since the immediately preceding Basket Rebalancing Date. We refer to the amount of this deduction as the Basket Rebalancing Adjustment. If the percentage change in the level of each Index over the relevant period is different from each other, then the Basket Rebalancing Adjustment on the current Basket Rebalancing Date (unless it is the Final Valuation Date) will be a positive amount (which will be deducted) and will have a negative effect on the performance of the Basket. On each Basket Rebalancing Date (unless it is the Final Valuation Date), the greater the percentage deviation of the performance of each Index from the performance of the Basket over the relevant period, the greater the Basket Rebalancing Adjustment and the greater the negative effect on the performance of the Basket. In addition, because the Basket Factor on each Basket Rebalancing Date reflects the deduction of the Basket Rebalancing Adjustment, all else being equal, a higher Basket Rebalancing Adjustment will result in a lower Basket Factor at the beginning of the next rebalancing period. Accordingly, over time, the negative effect of the Basket Rebalancing Adjustment is compounded. While the amount of the Basket Rebalancing Adjustment on each Basket Rebalancing Date cannot be predicted with certainty, the Basket Rebalancing Adjustment will have an adverse effect on the performance of the Basket over time.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as the Note Calculation Agent, the Index Calculation Agent and the sponsor of each Index, and as agent for the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the Note Calculation Agent, the Index Calculation Agent and the sponsor of each Index, the agent for the offering of the notes and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. For example, in connection with the maintenance of each Index, JPMS may receive a portion of the aggregate profits, if any, that may be generated from time to time related to some portion of the deduction of the daily rebalancing adjustment amount from the level of that Index. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 23-I for additional information about these risks.

  Although the Note Calculation Agent will make all determinations and will take all actions in relation to the establishment of the Index Strike Levels in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The Note Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Index Strike Levels, that might affect the value of your notes.

- **OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND THE INDEX SPONSOR FOR EACH INDEX AND MAY ADJUST EITHER INDEX IN A WAY THAT AFFECTS ITS LEVEL** — JPMSL, one of our affiliates, acts as the Index Calculation Agent and is responsible for calculating both Indices, and also acts as the sponsor of the Indices and is responsible for maintaining both Indices and developing the guidelines and policies governing their composition and calculation. The rules governing both Indices may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute or exclude a futures contract included in either Index due to a change in law or otherwise and to calculate substitute closing levels of each Index. Unlike other indices, the maintenance of the Indices is not governed by an independent committee. Although judgments, policies and determinations concerning the Indices are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of either Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the futures contracts in either Index is not an investment recommendation by us or JPMSL of any of the futures contracts underlying either Index.

- **JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES** — JPMS and its affiliates publish research from time to time on equity markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Indices and the VIX futures contracts underlying the Indices.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment, if any, at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Affect the Value of the Notes" below.

- **NOTES THAT PROVIDE EXPOSURE TO EQUITY VOLATILITY, WHICH ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, ARE NOT SUITABLE FOR ALL INVESTORS. YOU SHOULD ACTIVELY MANAGE YOUR INVESTMENT IN THE NOTES** — Notes that provide exposure to equity volatility are not suitable for all investors. The notes reflect the weighted performances of the Indices included in the Basket (subject to the Basket Rebalancing Adjustment), which are dependent on the price of the VIX futures contracts included in the Indices. VIX futures contracts allow investors the ability to invest in forward equity volatility based on their view of the future direction of movement of the VIX Index, which is a benchmark index designed to measure the market price of volatility in large cap U.S. stocks, and is calculated based on the prices of certain put and call options on the S&P 500® Index.

JPMorgan Structured Investments —
Return Notes Linked to a Weighted Basket Consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index

TS- 7

As a consequence, investors in the notes should understand that their investment is exposed to the performance of the VIX futures contracts, which can be volatile and move dramatically over short periods of time. Because of the large and sudden price movements associated with VIX futures contracts, the historical and hypothetical back-tested performance of both Indices have been highly volatile. It is likely that the Indices will continue to be highly volatile in the future, with the potential for significant fluctuations in the daily performance of either Index. There can be no assurance that the relevant synthetic exposures will not be subject to substantial negative returns. Positive returns on either Index may therefore be reduced or eliminated entirely due to movements in any of these market parameters. Accordingly, the notes should be purchased only by sophisticated investors who understand risks associated with investments linked to equity volatility and who intend to monitor and manage their investments actively. You should consider your investment horizon and objectives, financial resources and risk tolerance, as well as any potential trading costs, when evaluating an investment in the notes. Investors should regularly monitor their investment in the notes to ensure that it remains consistent with their investment objectives.

- **WHEN THE SYNTHETIC SHORT POSITION IN THE STRATEGIC VOLATILITY INDEX IS ACTIVATED, YOUR RETURN ON THE NOTES ATTRIBUTABLE TO THE STRATEGIC VOLATILITY INDEX IS DEPENDENT ON THE NET PERFORMANCE, NOT THE ABSOLUTE PERFORMANCE, OF THE SYNTHETIC POSITIONS** — When the synthetic short position in the Strategic Volatility Index is activated, your return on the notes attributable to the Strategic Volatility Index is dependent on the net performance of the synthetic long position minus the synthetic short position (taking into account the exposure to the synthetic short position). Under these circumstances, the absolute performance of the synthetic long position and the synthetic short position is not relevant to the return on your notes attributable to the Strategic Volatility Index. The level of the Strategic Volatility Index and the value of the notes may decline, perhaps significantly, even if the synthetic long position generates a positive return.

- **THERE IS UNLIMITED LOSS EXPOSURE TO THE SYNTHETIC SHORT POSITION IN THE STRATEGIC VOLATILITY INDEX, WHEN ACTIVATED, AND SUCH EXPOSURE MAY RESULT IN A SIGNIFICANT DROP IN THE LEVEL OF THE STRATEGIC VOLATILITY INDEX** — The Strategic Volatility Index employs a technique generally known as a "long-short" strategy when the synthetic short position is activated. This means the Strategic Volatility Index reflects the net return of a synthetic long position and a synthetic short position and will suffer losses when the value of the VIX futures contracts underlying the synthetic short position increases. In a long-short strategy, the maximum increase in the value of the synthetic long position is unlimited, while the maximum decrease in the value of the synthetic long position is limited to a loss of the entire value of the VIX futures contracts underlying the synthetic long position. On the other hand, the maximum increase in the value of the synthetic short position is limited to a loss of the entire value of VIX futures contracts underlying the synthetic short position, while the maximum decrease in the value of the synthetic short position is unlimited. Because there is no limit to possible increases in the value of the VIX futures contracts underlying the synthetic short position, the potential losses as a result of short exposure are unlimited; however, in no event will you lose more than your entire investment in the notes.

- **EACH INDEX MAY NOT BE SUCCESSFUL AND MAY NOT OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED WITH RESPECT TO THE VIX FUTURES CONTRACTS UNDERLYING THAT INDEX** — Each Index follows a proprietary strategy that operates on the basis on pre-determined rules. No assurance can be given that the investment strategy on which each Index is based will be successful or that each Index will outperform any alternative strategy that might be employed with respect to the VIX futures contracts underlying that Index.

- **THE BASKET MAY NOT PERFORM AS WELL AS THE STRATEGIC VOLATILITY INDEX, ESPECIALLY IN CONTANGO MARKETS** — The Strategic Volatility Long Index does not include the contingent synthetic short position in VIX futures contracts found in the Strategic Volatility Index. The contingent synthetic short position is intended to offset the impact of the negative performance of the synthetic long position, especially when the markets for VIX futures contracts are in contango (*i.e.*, when the price of VIX futures contracts decreases as the contracts move nearer to maturity). By including the Strategic Volatility Long Index in the Basket, the Basket will be more susceptible to the negative performance of the relevant VIX futures contracts included in the synthetic long position and may not perform as well as the Strategic Volatility Index, especially in contango markets. See the immediately following risk factor for additional information.

- **CHANGING PRICES OF THE VIX FUTURES CONTRACTS INCLUDED IN EACH INDEX MAY RESULT IN A REDUCED AMOUNT PAYABLE AT MATURITY** — Each Index is a rolling index, which rolls throughout each month. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index. As the VIX futures contracts included in each Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a VIX futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be gradually replaced by a contract for delivery in November, through incremental synthetic sales of a portion of the position in the October contract, accompanied by incremental synthetic purchases of the November contract. This process is referred to as "rolling."

The synthetic long position is not likely to generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price of the sale of the second-month VIX futures contract, thereby creating a negative "roll yield." Contango in VIX futures contracts is typical in a low-volatility market environment.

To address this potential weakness, the Strategic Volatility Index seeks to progressively activate a synthetic short position in short-dated VIX futures contracts when the relevant VIX futures contracts are in contango. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price of the purchase of the first-month VIX futures contract, thereby creating a positive "roll yield," which is intended to offset or possibly exceed the negative roll yield generated by the synthetic long position. If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position would create a negative roll yield. Backwardation in VIX futures contracts is typical in a high-volatility market environment. When the market for the relevant VIX futures contracts is in backwardation, the Strategic Volatility Index seeks to progressively deactivate the synthetic short position.

While the strategy of the Strategic Volatility Index is intended to cause the synthetic short position to be fully activated during periods when the market for VIX futures contracts is in contango so that positive roll yields from the synthetic short exposure will offset or possibly exceed negative roll yields from the synthetic long position, no assurance can be given that the investment strategy on which the Strategic Volatility Index is based will be successful. In addition, while the strategy of the Strategic Volatility Index is intended to cause the short position to be fully deactivated during periods when the relevant VIX futures contracts are in backwardation so that negative roll yields for the synthetic short position would be avoided, no assurance can be given that negative roll yields will be avoided. See "— Due to the Time Lag Inherent in the Strategic Volatility Index, the Exposure to the Synthetic Short Position May Not Be Adjusted Quickly Enough in Response to a Change in Market Conditions for the Investment Strategy on which the Strategic Volatility Index Is Based To Be Successful" below for more information. Furthermore, the Strategic Volatility Long Index does not include this synthetic short position feature and will not benefit from any positive roll yield from any synthetic short position in VIX futures contracts.

- **THE LEVEL OF EACH INDEX, AND THEREFORE THE VALUE OF THE NOTES, MAY NOT INCREASE EVEN WHEN THE SYNTHETIC LONG POSITION OR, IF APPLICABLE, THE SYNTHETIC SHORT POSITION, WHEN ACTIVATED, GENERATES A POSITIVE RETURN** — The performance of a rolling excess return index, like each Index, is affected by the price return of the futures contracts underlying that index and the roll return from rolling such futures contracts over time. See "— Each Index Is an Excess Return Index, and Not a Total Return Index." In addition, the performance of a long-short index, such as the Strategic Volatility Index when the contingent synthetic short position is activated, is affected by the relative performance of the synthetic long position and the synthetic short position, and not by the absolute performance of either synthetic position. See "— When the Synthetic Short Position in the Strategic Volatility Index Is Activated, Your Return on the Notes Attributable to the Strategic Volatility Index Is Dependent on the Net Performance, Not the Absolute Performance, of the Synthetic Positions." Furthermore, each Index rolls its futures contracts throughout each monthly rebalancing period in order to keep the weighted average maturity of the relevant futures contracts underlying the synthetic position(s) to a specified level (approximately two months for the synthetic long position and, if applicable, approximately one month for the synthetic short position). Finally, when activating the synthetic short position, the Strategic Volatility Index does so progressively in 20% increments on each rebalancing day (so long as the conditions for activating the synthetic short position continue to hold true on such day) until it is fully activated; however, the synthetic short position may not be fully activated, may remain partially activated for a sustained period of time or may not be activated at all.

Effect of Market Conditions on the Performance of the Synthetic Positions

When the market for VIX futures contracts is in contango, the price of VIX futures contracts will decrease as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be negative, and the roll return generally will also be negative. Therefore, under these market conditions and, with respect to the Strategic Volatility Index, if the synthetic short position is not activated, generally, we expect the level of each Index and therefore the value of the notes to decline. Conversely, under these market conditions, when the synthetic short position in the Strategic Volatility Index is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be negative, because this is a synthetic short position, the negative price return of the relevant VIX futures contracts will generate a positive return for the synthetic short position.

In addition, the roll return generally will also be positive. Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a positive return. However, recall that, for a long-short index, the absolute performance of each synthetic position is irrelevant and only the relative performance of the two synthetic positions matters. Accordingly, under these market conditions, we expect the level of the Strategic Volatility Long Index to decline and when the synthetic short position is activated, generally, we expect the level of the Strategic Volatility Index to decline if the positive return from the synthetic short position is not sufficient to offset the negative return from the synthetic long position. Accordingly, the value of the notes may also decline under these circumstances.

When the market for VIX futures contracts is in backwardation, the price of VIX futures contracts will increase as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be positive, and the roll return generally will also be positive. Therefore, under these market conditions and, with respect to the Strategic Volatility Index, if the synthetic short position is not activated, generally, we expect the level of each Index and therefore the value of the notes to increase. Conversely, under these market conditions, when the synthetic short position in the Strategic Volatility Index is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be positive, because this is a synthetic short position, the positive price return of the relevant VIX futures contracts will generate a negative return for the synthetic short position. In addition, the roll return generally will also be negative. Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a negative return. However, when the synthetic short position is activated, only the relative performance of the two synthetic positions matter. Accordingly, under these market conditions, when the synthetic short position is activated, generally, we expect the level of the Strategic Volatility Index to decline if the positive return from the synthetic long position is not sufficient to offset the negative return from the synthetic short position.

In some cases, the market for VIX futures contracts may not be in backwardation or contango, and the price of one VIX futures contract underlying a synthetic position may increase while the other VIX futures contracts underlying the same synthetic position may decrease. In this situation, whether synthetic position generates positive or negative returns will depend on the relative weights and price movements of the VIX futures contracts underlying the synthetic position.

Effect of the Performance of the Synthetic Positions on the Level of Each Index and the Value of the Notes

Generally, we expect the level of an Index to increase in the following situations, assuming, in each case, that the return from the synthetic long position (if, with respect to the Strategic Volatility Index, the synthetic short position is not activated) or, with respect to the Strategic Volatility Index, the net return of the synthetic positions (when the synthetic short position is activated) is sufficient to offset the negative effect of the index fee and the daily rebalancing adjustment amount:

• with respect to the Strategic Volatility Index, the synthetic long position generates a negative return, but the synthetic short position generates a positive return that is greater than the negative return generated by the synthetic long position; or

• the synthetic long position generates a positive return and, with respect to the Strategic Volatility Index, the synthetic short position is not activated.

Conversely, we expect the level of an Index to decrease in the following situations:

• the return from the synthetic long position (if, with respect to the Strategic Volatility Index, the synthetic short position is not activated) or, with respect to the Strategic Volatility Index, the net return of the synthetic positions (when the synthetic short position is activated) is not sufficient to offset the negative effect of the index fee and the daily rebalancing adjustment amount;

• the synthetic long position generates a negative return and, with respect to the Strategic Volatility Index, the synthetic short position is not activated;

• with respect to the Strategic Volatility Index, both synthetic positions generate negative returns; or

• with respect to the Strategic Volatility Index, the negative return generated by one synthetic position is greater than the positive return generated by the other synthetic position.

With respect to the Strategic Volatility Index, there can be no assurance that the synthetic positions will always correlate in a manner that will result in an increase in the level of the Strategic Volatility Index.

• **WITH RESPECT TO THE STRATEGIC VOLATILITY INDEX, BECAUSE EXPOSURE TO THE SYNTHETIC SHORT POSITION IS ADJUSTED ONLY IF THE APPLICABLE CONDITIONS ARE SATISFIED FOR THREE CONSECUTIVE INDEX BUSINESS DAYS, THE EXPOSURE TO THE SYNTHETIC SHORT POSITION MAY NOT BE ADJUSTED DURING NON-TRENDING MARKET CONDITIONS** — With respect to the Strategic Volatility Index, because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending, or "choppy," market conditions. For example, the exposure to the synthetic short position will not be adjusted if the level of the VIX Index is greater than or equal to the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Index Business Days, after which the level of the VIX Index is less than the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Index Business Days. As a result, the synthetic short position may not be activated or deactivated or may be activated or deactivated over a long period when non-trending market conditions persist. As a result, the Strategic Volatility Index may incur negative roll yields for an activated (or partially activated) synthetic short position or may fail to capture positive roll yields from a deactivated (or partially deactivated) synthetic short position. See the immediately following risk factor for additional information.

- **DUE TO THE TIME LAG INHERENT IN THE STRATEGIC VOLATILITY INDEX, THE EXPOSURE TO THE SYNTHETIC SHORT POSITION MAY NOT BE ADJUSTED QUICKLY ENOUGH IN RESPONSE TO A CHANGE IN MARKET CONDITIONS FOR THE INVESTMENT STRATEGY ON WHICH THE STRATEGIC VOLATILITY INDEX IS BASED TO BE SUCCESSFUL** — Because large price movements in VIX futures contracts can occur suddenly and over a short period of time, the VIX futures contracts included in the Strategic Volatility Index may rapidly move from backwardation to contango or from contango to backwardation; however, the exposure to the synthetic short position in the Strategic Volatility Index will remain unchanged until the applicable conditions described in the immediately preceding risk factor have been satisfied for three consecutive Index Business Days, after which the exposure to the synthetic short position will change in increments of 20% per Index Business Day. Accordingly, at a minimum, eight Index Business Days will elapse from the change in the futures market before the synthetic short position can be fully activated or deactivated, by which time market conditions may have changed. Due to this time lag, the exposure to the synthetic short position may not be adjusted quickly enough for the investment strategy on which the Strategic Volatility Index is based to be successful.

  The Strategic Volatility Index may not activate or deactivate the synthetic short position at all due to short-term changes in the VIX futures contracts. Price movements in the VIX futures contracts over a period of three Index Business Days could be significant. Accordingly, the Strategic Volatility Index may not benefit from an activation of the synthetic short position in short periods of contango and the Strategic Volatility Index may be adversely affected if the synthetic short position is not deactivated during a short period of backwardation. In addition, because it takes at least eight Index Business Days to activate or deactivate fully the synthetic short position, by the time the synthetic short position is activated or deactivated fully, the prices of the VIX futures contracts may be moving in the opposite direction, which may adversely affect the level of the Strategic Volatility Index.

- **THE NOTES ARE LINKED TO A BASKET OF EXCESS RETURN INDICES AND NOT TOTAL RETURN INDICES** — The notes are linked to a Basket consisting of excess return indices and not total return indices. An excess return index, such as each Index, reflects the changes in the price of the relevant futures contracts (which is known as the "price return") and any profit or loss realized when rolling the relevant futures contracts (which is known as the "roll return") available through an unleveraged investment in the futures contracts composing that index. By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

- **CONCENTRATION RISKS ASSOCIATED WITH EACH INDEX MAY ADVERSELY AFFECT THE VALUE OF YOUR NOTES** — Each Index includes VIX futures contracts with a maturity of three months or less and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than each Index in terms of both the number and variety of VIX futures contracts. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

- **DAILY REBALANCING OF EACH INDEX MAY AFFECT TRADING IN THE RELEVANT VIX FUTURES CONTRACTS** — The daily rebalancing of the VIX futures contracts underlying each Index may cause us, our affiliates or third parties with whom we transact to adjust our or their hedges accordingly. The trading activity associated with these hedging transactions will contribute to the trading volume of the VIX futures contracts included in each Index and may affect the market price of these VIX futures contracts and, in turn, adversely affect the level of each Index.

- **AN INCREASE IN THE MARGIN REQUIREMENTS FOR VIX FUTURES CONTRACTS INCLUDED IN EACH INDEX MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** — Futures exchanges require market participants to post collateral in order to open and to keep open positions in futures contracts. If an exchange increases the amount of collateral required to be posted to hold positions in VIX futures contracts underlying either Index, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the relevant VIX futures contracts to decline significantly. As a result, the level of each Index and the value of the notes may be adversely affected.

- **VIX FUTURES CONTRACTS HAVE LIMITED HISTORICAL INFORMATION** — VIX futures contracts have traded freely only since March 26, 2004, and not all futures contracts of all relevant maturities have traded at all times since that date. Because the VIX futures contracts that underlie each Index are of recent origin and limited historical performance data exists with respect to them, your investment in the notes may involve a greater risk than investing in alternate securities linked to one or more financial measures with an established record of performance. The liquidity of trading in VIX futures contracts could decline in the future, which could affect adversely the value of the notes.

- **THE NOTES ARE NOT LINKED TO THE VIX INDEX AND THE VALUE OF THE NOTES MAY BE LESS THAN IT WOULD HAVE BEEN HAD THE NOTES BEEN LINKED TO THE VIX INDEX** — The value of the notes will be linked to the value of a Basket consisting of the Indices, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. Each Index is based upon holding a rolling synthetic long position and, with respect to the Strategic Volatility Index, a contingent rolling synthetic short position in VIX futures contracts. The relevant VIX futures contracts will not necessarily track the performance of the VIX Index or a long position in the VIX Index or a long-short position in the VIX Index, as applicable. The notes may not benefit from increases or decreases in the level of the VIX Index because such increases or decreases will not necessarily cause the price of the relevant VIX futures contracts to rise or fall. Accordingly, a hypothetical investment that was linked directly to the performance of the VIX Index (long or short) could generate a higher return than the notes.

- **THE NOTES ARE NOT LINKED TO THE OPTIONS USED TO CALCULATE THE VIX INDEX, TO THE ACTUAL VOLATILITY OF THE S&P 500® INDEX OR TO THE EQUITY SECURITIES INCLUDED IN THE S&P 500® INDEX** — The VIX Index measures the 30-day forward volatility of the S&P 500® Index as calculated based on the prices of certain put and call options on the S&P 500® Index. The actual volatility of the S&P 500® Index may differ, perhaps significantly, from the level predicted by the VIX Index or from the prices of the put and call options included in the calculation of the VIX Index. The value of the notes is based on the value of the relevant VIX futures contracts included in each Index. The notes are not linked to the realized or implied volatility over a specific period of time and will not reflect the return you would realize if you owned, or held a short position in, the equity securities underlying the S&P 500® Index or traded put and call options used to calculate the level of the VIX Index or other instruments intended to provided a return equal to that of the VIX Index.

- **THE INDICES HAVE A LIMITED OPERATING HISTORY** — Each Index was created on July 30, 2010. Therefore, each Index has limited historical performance. Past performance should not be considered indicative of future performance.

- **NO INTEREST PAYMENTS —** As a holder of the notes, you will not receive any interest payments.

- **CHANGES IN THE LEVEL OF EACH INDEX MAY OFFSET EACH OTHER** — The return on the notes is linked to an unequally weighted Basket consisting of the Indices. Because the Strategic Volatility Index makes up 65% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Strategic Volatility Index. Changes in the level of each Index may not correlate with each other. At a time when the level of one Index increases, the level of the other Index may not increase as much or may even decline. Therefore, in calculating the value of the Basket, an increase in the level of one Index may be moderated, or more than offset, by a lesser increase or decline in the level of the other Index.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of each Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
  - prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index;
  - prevailing market prices, volatility and liquidity of any option or futures contracts relating to the Indices, the VIX Index, the S&P 500® Index, the equity securities included in the S&P 500® Index or VIX futures contracts;
  - the volatility, frequency and magnitude of changes in the levels of each Index and in the prices of VIX futures contracts;
  - the liquidity of VIX futures contracts;
  - the level of correlation of the Indices;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - economic, financial, political, regulatory and judicial events that affect the VIX Index, the market for VIX futures contracts and futures contracts generally;
  - supply and demand in the listed and over-the-counter equity derivative markets; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Calculation of the Basket Factor Over a Single Rebalancing Period, Assuming a Range of Performances for the Indices

The following table illustrates the calculation of the Basket Factor on each day during a single rebalancing period (*i.e.*, the period from but excluding a Basket Rebalancing Date to and including the immediately following Basket Rebalancing Date or, in the case of the final rebalancing period, to and including the Final Valuation Date), assuming a range of performances for each Index during the rebalancing period. The table set forth below reflects that Index Weight$_1$ is 65%, Index Weight$_2$ is 35% and the Basket Rebalancing Adjustment Factor is 0.50%. In addition, for ease of analysis and presentation, the calculations set forth in the table below assume the following:

- the Basket Factor on the Basket Rebalancing Date immediately preceding the rebalancing period is equal to 1.0;
- the rebalancing period consists of 20 Valuation Dates; and
- the rebalancing period is not the final rebalancing period.

The numbers appearing in the following table have been rounded for ease of analysis.

Day	Index Factor$_1$	Index Factor$_2$	Basket Performance	Basket Rebalancing Adjustment*	Basket Factor
1	99.00%	97.80%	-1.42%	0.00000	0.98580
2	101.20%	95.10%	-0.94%	0.00000	0.99065
3	100.60%	95.20%	-1.29%	0.00000	0.98710
4	100.80%	96.00%	-0.88%	0.00000	0.99120
5	100.60%	96.70%	-0.77%	0.00000	0.99235
6	101.20%	96.10%	-0.59%	0.00000	0.99415
7	101.00%	95.50%	-0.93%	0.00000	0.99075
8	101.60%	95.20%	-0.64%	0.00000	0.99360
9	102.10%	95.70%	-0.14%	0.00000	0.99860
10	102.70%	94.90%	-0.03%	0.00000	0.99970
11	102.30%	95.40%	-0.12%	0.00000	0.99885
12	102.60%	95.80%	0.22%	0.00000	1.00220
13	101.60%	96.40%	-0.22%	0.00000	0.99780
14	101.40%	96.00%	-0.49%	0.00000	0.99510
15	101.30%	96.40%	-0.42%	0.00000	0.99585
16	100.50%	95.50%	-1.25%	0.00000	0.98750
17	100.70%	95.40%	-1.16%	0.00000	0.98845
18	100.70%	94.50%	-1.47%	0.00000	0.98530
19	100.40%	95.20%	-1.42%	0.00000	0.98580
20	101.20%	94.50%	-1.15%	0.00015	0.98840

* The Basket Rebalancing Adjustment is equal to 0 on each Valuation Date that is not a Basket Rebalancing Date or the Final Valuation Date.

Hypothetical Payment at Maturity

The following examples illustrate how the notes would perform at maturity in hypothetical circumstances. We have included an example in which the Index closing levels of each Index decrease at constant rates during each rebalancing period through maturity (Example 1) and an example in which the Index closing levels of each Index increase at constant rates during each rebalancing period through maturity (Example 2). In addition, Example 3 shows the Index closing levels of each Index decreasing at constant rates for the first 3 rebalancing periods and then increasing at constant rates for the next 3 rebalancing periods. Example 4 shows the Index closing levels of the J.P. Morgan Strategic Volatility Index decreasing at constant rates during each rebalancing period through maturity and the Index closing levels of the J.P. Morgan Strategic Volatility Systematic Long Index increasing at constant rates during each rebalancing period through maturity.

These examples reflect that Index Weight$_1$ is 65%, Index Weight$_2$ is 35%, the Basket Rebalancing Adjustment Factor is 0.50% and the Deduction Amount of $5.00 per $1,000 principal amount note. The figures in these examples have been rounded for convenience.

Example 1

Rebalancing Period End	Hypothetical Index Factor$_1$	Hypothetical Index Factor$_2$	Hypothetical Basket Performance	Hypothetical Basket Rebalancing Adjustment	Hypothetical Basket Factor	Hypothetical Payment at Maturity
A	B	C	D	E	F	G
t	B_t	C_t	$65\% \times (B_t - 1) + 35\% \times (C_t - 1)$	$0.50\% \times [65\% \times |[B_t/(1+D_t)]-1| + 35\% \times |[C_t/(1+D_t)]-1|]$	$F_{t-1} \times (1+D_t-E_t)$	$(\$1,000 \times F_t) - \$5$
0					1.00000	
1	99.50%	98.00%	-1.03%	0.00003	0.98972	
2	99.50%	98.00%	-1.03%	0.00003	0.97954	
3	99.50%	98.00%	-1.03%	0.00003	0.96946	
4	99.50%	98.00%	-1.03%	0.00003	0.95949	
5	99.50%	98.00%	-1.03%	0.00003	0.94962	
6	99.50%	98.00%	-1.03%	0.00000	0.93989	**$934.89**

Example 2

Rebalancing Period End	Hypothetical Index Factor$_1$	Hypothetical Index Factor$_2$	Hypothetical Basket Performance	Hypothetical Basket Rebalancing Adjustment	Hypothetical Basket Factor	Hypothetical Payment at Maturity
A	B	C	D	E	F	G
t	B_t	C_t	$65\% \times (B_t - 1) + 35\% \times (C_t - 1)$	$0.50\% \times [65\% \times |[B_t/(1+D_t)]-1| + 35\% \times |[C_t/(1+D_t)]-1|]$	$F_{t-1} \times (1+D_t-E_t)$	$(\$1,000 \times F_t) - \$5$
0					1.00000	
1	100.50%	102.00%	1.02%	0.00003	1.01022	
2	100.50%	102.00%	1.02%	0.00003	1.02054	
3	100.50%	102.00%	1.02%	0.00003	1.03096	
4	100.50%	102.00%	1.02%	0.00003	1.04150	
5	100.50%	102.00%	1.02%	0.00003	1.05214	
6	100.50%	102.00%	1.02%	0.00000	1.06292	**$1,057.92**

*We cannot predict the actual Index closing levels of each Index or Basket Factor on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Index closing levels of each Index and the market value of your notes at any time. The actual amount that a holder of the notes will receive at maturity and the rate of return on the notes will depend on the actual Basket Factor on the Final Valuation Date, which reflects the cumulative effect of the Basket Rebalancing Adjustment. **Moreover, the assumptions on which the hypothetical returns are based are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date may be very different from the information reflected in the table above.***

Example 3

Rebalancing Period End	Hypothetical Index Factor₁	Hypothetical Index Factor₂	Hypothetical Basket Performance	Hypothetical Basket Rebalancing Adjustment	Hypothetical Basket Factor	Hypothetical Payment at Maturity
A	B	C	D	E	F	G
t	B_t	C_t	$65\% \times (B_t-1) + 35\% \times (C_t-1)$	$0.50\% \times [65\% \times |[B_t/(1+D_t)]-1| + 35\% \times |[C_t/(1+D_t)]-1|]$	$F_{t-1} \times (1+D_t-E_t)$	$(\$1{,}000 \times F_t) - \$5$
0					1.00000	
1	99.50%	98.00%	-1.03%	0.00003	0.98972	
2	99.50%	98.00%	-1.03%	0.00003	0.97954	
3	99.50%	98.00%	-1.03%	0.00003	0.96946	
4	100.50%	102.00%	1.02%	0.00003	0.97937	
5	100.50%	102.00%	1.02%	0.00003	0.98937	
6	100.50%	102.00%	1.02%	0.00000	0.99951	**$994.51**

Example 4

Rebalancing Period End	Hypothetical Index Factor₁	Hypothetical Index Factor₂	Hypothetical Basket Performance	Hypothetical Basket Rebalancing Adjustment	Hypothetical Basket Factor	Hypothetical Payment at Maturity
A	B	C	D	E	F	G
t	B_t	C_t	$65\% \times (B_t-1) + 35\% \times (C_t-1)$	$0.50\% \times [65\% \times |[B_t/(1+D_t)]-1| + 35\% \times |[C_t/(1+D_t)]-1|]$	$F_{t-1} \times (1+D_t-E_t)$	$(\$1{,}000 \times F_t) - \$5$
0					1.00000	
1	98.00%	102.00%	-0.60%	0.00009	0.99391	
2	98.00%	102.00%	-0.60%	0.00009	0.98785	
3	98.00%	102.00%	-0.60%	0.00009	0.98184	
4	98.00%	102.00%	-0.60%	0.00009	0.97586	
5	98.00%	102.00%	-0.60%	0.00009	0.96991	
6	98.00%	102.00%	-0.60%	0.00000	0.96409	**$959.09**

*We cannot predict the actual Index closing levels of each Index or Basket Factor on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Index closing levels of each Index and the market value of your notes at any time. The actual amount that a holder of the notes will receive at maturity and the rate of return on the notes will depend on the actual Basket Factor on the Final Valuation Date, which reflects the cumulative effect of the Basket Rebalancing Adjustment. **Moreover, the assumptions on which the hypothetical returns are based are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date may be very different from the information reflected in the table above.***

Hypothetical Back-tested Data and Historical Information

Hypothetical Back-tested and Historical Performance of the Indices and the Basket Factor

The following graphs set forth the hypothetical back-tested and historical performance of each Index and the Basket Factor from January 3, 2007 through March 13, 2012, based on the hypothetical back-tested daily Index closing levels of each Index from January 3, 2007 through July 23, 2010 and the daily Index closing levels of each Index from July 30, 2010 through March 13, 2012, and assuming that the Basket Factor on January 1, 2007 was equal to 1.0 and that the Basket was rebalanced on the last Index Business Day of every month. Each Index was created as of the close of business on July 30, 2010. The Index closing level of the Strategic Volatility Index on March 13, 2012 was 551.41. The Index closing level of the Strategic Volatility Long Index on March 13, 2012 was 34.17. We obtained the Index closing levels for each Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of each Index on the pricing date or any Valuation Date. We cannot give you assurance that the performance of each Index will result in the return of any of your initial investment. The hypothetical back-tested performance of each Index and the Basket Factor set forth in the following graphs was calculated on materially the same basis as the performance of each Index is now calculated and the Basket Factor will be calculated pursuant to the terms of the notes, but does not represent the actual historical performance of each Index and the Basket Factor.





JPMorgan Structured Investments —

Return Notes Linked to a Weighted Basket Consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index   TS- 16



Hypothetical Back-Tested and Historical Performance of the Basket Factor

Source: Bloomberg & JPMorgan

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the charts above.

Historical Performance of the CBOE Volatility Index®

The following graph sets forth the historical daily performance of the VIX Index from January 3, 2007 through March 13, 2012. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **Your notes are linked to a Basket consisting of the Indices and not to the VIX Index. Historical information with respect to the VIX Index is provided for reference purposes only.**



Historical Performance of the CBOE Volatility Index®

Source: Bloomberg

JPMorgan Structured Investments —

Return Notes Linked to a Weighted Basket Consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index   TS- 17